FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2011
000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)
22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

In November 2011, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press release furnished as an exhibit to this report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Tommy S. L. Fork
	Name:	Tommy S. L. Fork
	Title:	Chief Financial Officer

Date: November 1, 2011

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated November 1, 2011 regarding the Company’s investment in a partnership to acquire a real estate project in Binzhou, China